Michael L. Seneski Chief Financial Officer	One American Road Dearborn, Michigan 48126

May 9, 2014

Rule 83 FOIA Confidential Treatment requested by Ford Motor Credit Company LLC for portions of this letter and all of the Appendices. Asterisks denote such omissions in this letter.

Via EDGAR and Federal Express Mr. Gus Rodriguez Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission Washington, D.C. 20549

Re:	Ford Motor Credit Company LLC Form 10-K for Fiscal Period Ended December 31, 2013 Filed February 18, 2014 Response dated April 4, 2014 File No. 001-06368

Dear Mr. Rodriguez:

The following is in response to the comments and request for information set forth in your letter of
April 25, 2014 regarding the Annual Report on Form 10-K filed for the year ended December 31, 2013 (the “2013 10-K Report”) filed by Ford Motor Credit Company LLC (“Ford Credit”) and the April 4, 2014 response submitted by Ford Credit to your March 4, 2014 letter.

Some of the information in this letter and all of the information in Appendices 1 through 7 attached to this letter is being provided subject to a confidential treatment request. We are requesting confidential treatment pursuant to Rule 83 of the SEC’s Rules on Information Requests (17 C.F.R. § 200.83) because these documents contain confidential information, the disclosure of which could compromise Ford Credit’s competitive position.

For the convenience of the Staff, the comments are repeated verbatim with Ford Credit’s response immediately following.

Note 10. Income Taxes, page FC-32

1. Your response states that the information provided is indicative of information management considers in determining the extent to which non-US earnings will be returned to the US. Please provide us copies of all the documents that support your reinvestments of undistributed earnings to date and your specific plans for reinvesting your undistributed earnings in excess of $4B such that none of those earnings will be returned to the parent company as we requested in our March 19, 2014 letter. Please also tell us how the information in the other documents is considered in your analysis.

Response: All of the documents that support our reinvestment of undistributed earnings as of
December 31, 2013 and our specific plans for reinvesting these undistributed earnings are included in Appendices 1 through 5 of this letter. Below is a list of these appendices:

•
Appendix 1—Tax Office Inter Office Memo
This memo, prepared by our Office of Tax Counsel (“Tax Office”) and provided to our independent registered public accounting firm, documents the tax accounting methodology to accrue U.S. tax consequences on non-U.S. earnings. This memo was originally prepared on February 15, 2012 to document our assertion in 2011.  The sections “Basis for Conclusion and Calculations” and “Conclusion” are updated annually.

•
Appendix 2—2013 Indefinite Reinvestment Workpaper
The Indefinite Reinvestment Workpaper is prepared by our Tax Office to calculate the $5.1 billion of non-U.S. earnings at December 31, 2013 considered indefinitely reinvested outside the United States. This amount, which is disclosed in Note 10 of our Financial Statements in our 2013 10-K Report, is determined by subtracting a) dividends and other amounts for which we have recorded U.S. deferred tax, from b) the cumulative taxable earnings balance of our non-U.S. operations.

•	Appendix 3—2013 Ford Credit Funding Plans Ford Credit Funding Plans over a five year period are provided for our non-U.S. operations:

▪	Ford Credit Canada Funding Plan (pages 1-2)

▪	Ford Credit Europe (FCE) Funding Plan (pages 3-4)

▪	Ford Credit Latin America (FCLA) Funding Plan (pages 5-6)

▪	Ford Credit Asia Pacific (FCAP) Funding Plan (pages 7-8)

These plans were approved by our Asset and Liability Committee (ALCO). ALCO members include Ford Credit’s CEO and CFO and Ford’s Treasurer. These plans show expected levels of managed receivables by type (i.e., retail receivables, wholesale receivables, and operating leases) and details regarding our plan to fund those receivables, including cash and marketable securities, debt, and required equity (Book Equity). We use these plans to ensure that dividends to the United States will only be remitted to the extent available equity is in excess of required equity.

We have recorded U.S. deferred tax on 1) all dividends that we planned to receive from our non-U.S. operations in 2014, and 2) dividends from our non-U.S. operations in the remaining years of our business plan, to the extent that these dividends exceeded future year profits. These amounts are shown on the “Dividends Paid” line in Appendix 3 for Canada, FCE, FCLA, and FCAP on pages 2, 4, 6, and 8, respectively.

•	Appendix 4—FMCC Profit Before Taxes Forecast by Country This forecast of planned earnings is included in the 2013 December Business Plan shared with Ford Credit’s CEO and CFO.

•
Appendix 5—Summary of Forecasted Dividend Payments and Earnings
This schedule, prepared by our Tax Office, compares planned earnings shown in Appendix 4 with the planned dividends shown in Appendix 3. This comparison demonstrates that planned earnings are higher than planned dividends, except for Canada. Canada’s dividend plan contemplates a dividend of prior year earnings for which we have not asserted indefinite reinvestment.

Please see our response to comment 2 below describing how we specifically use this information in our assertion of non-U.S. earnings considered indefinitely reinvested outside the United States.

2. Please refer to your response to comment 1 of our March 19, 2014 letter and address the following:

•	Please tell us the material assumptions and variables used to develop the information provided in the response and why those assumptions and variables are reasonable;

Response: The amount of our non-U.S. earnings considered indefinitely reinvested outside the United States is substantiated by our non-U.S. equity requirements projected over the plan period. Below is a list of material assumptions used to develop these equity requirements as part of the Ford Credit Funding Plans. As we describe in our response below, management uses these same assumptions and funding plans in the day-to-day operations of our business. We believe that these assumptions are reasonable based upon our past experience and expectations of future performance, available competitive benchmarking, the regulatory environment, and corporate strategies for each country or region.

Managed Receivables: Our managed receivables consist of 1) the finance receivables and operating leases we own and 2) the securitized finance receivables and operating leases that remain on our balance sheet. Our projection of non-U.S. managed receivables is material to our analysis because it represents the most significant component of our non-U.S. funding requirements and drives our non-U.S. equity requirements. Our projection of non-U.S. managed receivables is reviewed for reasonableness and approved by Ford Credit senior management. Our projection of managed receivables in the funding plans takes into consideration the following inputs:

•	Automotive industry sales volume and Ford market share of the automotive industry

•	Retail financing and lease share of Ford deliveries

•	Used and non-Ford vehicle financing contract volume

•	Financing share of dealer stocks and dealer inventories

•	Average amount financed, placement rate, contract terms, and liquidation curves for each product

•	Residual values for operating leases

These inputs for the plan period are approved by Ford or Ford Credit senior management as part of their respective business plan development processes.

Cash and Marketable Securities: Our projection of cash and marketable securities is also material to our analysis because it represents the second most significant component of our non-U.S. funding requirements and impacts our non-U.S. equity requirements. Based on our assessment of liquidity levels that meet our business and funding requirements through economic cycles, we set cash targets. Our assumptions for the plan period are reviewed for reasonableness and approved by our ALCO.

Leverage: Our target for leverage for each country or region is material to our analysis because it determines the required funding split between debt and equity. The leverage targets shown in the funding plans in Appendix 3 are reasonable based on regulatory requirements, ability to issue debt, risk profile, or other strategic considerations, each of which is specific for each country or region.  Our assumptions for the plan period are reviewed for reasonableness and approved by our ALCO.

•	Please tell us, specifically, how management uses the information provided in the response;

Response: The detailed funding plans enclosed in Appendix 3 are integral to Ford Credit’s business plan. Management uses these funding plans by country or region to plan debt issuances and dividends and to measure performance against objectives and forecast. Our funding plans are subject to many levels of review, including approval by our ALCO. Our funding plan process is very disciplined. We have included in Appendix 6 a detailed description of our funding plan process and an annotated example to show the development of the funding plan.

Management also uses these funding plans to form the basis for determining the extent to which non-U.S. earnings will be returned to the United States and, therefore, the extent to which provisions for U.S. deferred taxes should be made on those earnings.

•
Please tell us, specifically, how the information provided in the response substantiates management’s assertion that non-US earnings in excess of $4 billion will not be returned to the US and will, instead, be permanently reinvested in your foreign operations.

Response: The earnings in excess of $4 billion referenced in your comment is the sum of the $3.6 billion of earnings for which we made an assertion in 2011 and the $500 million of earnings for which we changed our assertion in 2013.

In 2011 we revisited our historic practice of providing U.S. deferred taxes on all non-U.S. earnings, and made the assertion that, as of January 1, 2011, $3.6 billion of total cumulative unremitted earnings from our non-U.S. operations were indefinitely reinvested outside the United States. The assertion was based on both the equity requirements of our non-U.S. operations and our plans for dividend payments from those operations, as well as our determination that these earnings are not required as a source of funding for our U.S. operations (as described in our April 4, 2014 response, our U.S. operations are not reliant upon repatriated earnings from our non-U.S. operations). These earnings had been deployed to fund non-U.S. receivables over many years, and their repatriation would have required a shrinkage or dissolution of our non-U.S. operations absent a significant change in leverage targets. Appendix 7 is the 2011 Indefinite Reinvestment Workpaper prepared by our Tax Office to calculate the amount of non-U.S. earnings considered indefinitely reinvested outside the United States. Consistent with our 2011 assertion, these earnings remain indefinitely reinvested outside the United States.

Since our assertion in 2011, the portion of our non-U.S. earnings that management considered to be indefinitely reinvested has increased by $1.5 billion to $5.1 billion at December 31, 2013. Our 2013 change in assertion with regard to $500 million of earnings from our European operations is reflected in the $1.5 billion increase. Prior to 2013, we had recorded U.S. tax on $500 million of planned distributions from our European operations. In 2013 management determined that these earnings would be retained outside the United States to fund planned receivables growth driven by Ford’s European transformation plan. [***Redacted***]

Appendix 2 shows the calculation of the $5.1 billion in non-U.S. earnings considered indefinitely reinvested outside the United States at December 31, 2013. The table below summarizes this calculation:

[***Redacted***]

Our determination that this $5.1 billion in non-U.S. earnings is considered indefinitely reinvested outside the United States at December 31, 2013 is substantiated by our funding plans, [***Redacted***]

Further, the information we provided in Appendices 4 and 5 with this response shows that plans for dividends beyond 2014 from our non-U.S. operations are supported by future profits, and there is no plan to pay dividends out of prior year earnings. [***Redacted***]

***

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding our response set forth above, please call Jane Carnarvon at (313) 248-1496, Nicole Puckett at (313) 323-1849, David Witten at (313) 845-8476, or me at (313) 322-1774.

Sincerely,

/s/ Michael L. Seneski

Michael L. Seneski
Chief Financial Officer
Ford Motor Credit Company LLC

cc:	Paul Cline, Division of Corporation Finance, SEC Jane Carnarvon, Vice President of Accounting, Ford Credit Nicole Puckett, Manager, Ford Credit Tax David Witten, Attorney

Appendix Index

Rule 83 FOIA Confidential Treatment requested by
Ford Motor Credit Company LLC for all of the Appendices.

Appendix 1	Tax Office Inter Office Memo
Appendix 2	2013 Indefinite Reinvestment Workpaper
Appendix 3
2013 Ford Credit Funding Plans
• Ford Credit Canada Funding Plan (pages 1-2)
• Ford Credit Europe (FCE) Funding Plan (pages 3-4)
• Ford Credit Latin America (FCLA) Funding Plan (pages 5-6)
• Ford Credit Asia Pacific (FCAP) Funding Plan (pages 7-8)

Appendix 4	FMCC Profit Before Taxes Forecast by Country
Appendix 5	Summary of Forecasted Dividend Payments and Earnings
Appendix 6	Explanation of Funding Plan and Annotated Example
Appendix 7	2011 Indefinite Reinvestment Workpaper